EXHIBIT 99.1

3 January 2012

Mr. William A. Ackman
Pershing Square Capital Management, L.P.
888 Seventh Avenue
New York, NY  10019

Dear Mr. Ackman:

I have appreciated the dialogue between us and am optimistic that we can continue to discuss how to reach an agreement which advances the best interests of Canadian Pacific.  However, on behalf of the Board of Directors of Canadian Pacific I am writing to express concern about recent media reports and to set the record straight regarding assertions attributed to “people familiar with the strategy of Mr. Ackman’s New York hedge fund Pershing Square Capital Management LP.”  It is disappointing and highly inappropriate that Pershing Square made inaccurate comments in an article appearing in last Friday’s edition of The Globe and Mail (“CP’s activist investor eyes former CN CEO Hunter Harrison”) and to other media organizations in an effort to advance its own objectives.  We are troubled by the inaccuracies and mischaracterizations that have appeared in the media.

Contrary to media reports including Friday’s Globe and Mail article, no member of CP’s Board of Directors has “expressed enthusiasm for Mr. Harrison and requested a meeting with him.”  Indeed, no invitation has been extended by us to Mr. Harrison, either directly or via Pershing Square.

When Pershing Square put forward Mr. Harrison’s name as part of its presentation to the company, CP expressed concern regarding Mr. Harrison’s contract with Canadian National Railway and his ability to engage with CP due to his non-compete arrangements.  Further, you made assertions in your presentation and our subsequent discussions regarding possible improvement in CP’s operating performance but you acknowledged you did not have a plan either as formulated by Mr. Harrison or Pershing Square.

We believed that we had established a constructive dialogue with Pershing Square.  As part of that dialogue, the Board extended an invitation to you to join the Board, subject to you agreeing to customary arrangements.  As you told me, Tony Ingram and Ed Harris are great additions to the Board.  Moreover, the appointment of these two directors was met with a very positive reception from shareholders, customers and employees.  As a prospective Board member, you would be expected to work constructively with your fellow Board members on the Company’s behalf and in the interest of all shareholders.

CP is focused on maximizing shareholder value through an ongoing commitment to safely delivering excellent customer service and increasing asset velocity, efficiency and productivity.  We are executing on our plan, which we believe will deliver an annual operating ratio in the low 70s in the next three years.  CP has a strong management team and an independent Board made up of directors with extensive experience in railroads, energy, natural resources, food and agriculture, law, government, banking and finance.

Leaks to the media are counterproductive, and we hope that they are not attributable to you personally. With that said, we are willing to continue our dialogue in order to advance the best interests of the Company.

Sincerely,

/s/ John Cleghorn

John Cleghorn
Chairman of the Board of Directors